UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: MARCH 27, 2008
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐                                No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐                                No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐                                No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated March 27, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  March 27, 2008

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. COMPLETES ACQUISITION OF M/T AMORE MIO II AND CLOSES ON $350 MILLION CREDIT FACILITY

ATHENS, Greece, March 27, 2008 - Capital Product Partners L.P. (Nasdaq:CPLP) announced today that it has completed the acquisition of the M/T Amore Mio II, a 159,982 dwt double-hull crude oil tanker, from Capital Maritime & Trading Corp., the owner of its general partner, for $95 million.

The M/T Amore Mio II has been chartered to BP Shipping Limited under a charter expiring in January 2011, at the earliest, at a base gross rate of $36,456 per day (net rate $36,000), and is subject to a profit sharing arrangement which is calculated and settled monthly and which allows each party to share additional revenues above the base rate on a 50/50 basis.  The vessel’s operating expenses are fixed for the next five years at a daily rate of $8,500.  The acquisition was partly funded with $46 million borrowed under the Partnership’s new $350 million credit facility, plus an additional $2 million from available cash. The remainder of the purchase price was funded through the issuance of 2,048,823 Partnership common units to Capital Maritime at a price of $22.94 per unit, which was the weighted average unit price for the period from October 15, 2007 to February 15, 2008.

The terms of the transaction were unanimously approved by Capital Product Partners’ Board of Directors following the unanimous approval and recommendation of the Board’s conflicts committee, which is comprised entirely of independent directors.  The conflicts committee engaged Fortis Securities LLC to act as its financial advisor and to render a fairness opinion and Akin Gump Strauss Hauer & Feld LLP to act as its legal advisor.

The Partnership also announced that it has closed on its new 10-year, $350 million revolving credit facility, which is non-amortizing until March 2013.  The new credit facility carries a rate of LIBOR + 110 basis points and a commitment fee of 32.5 basis points.  The Partnership has swapped the LIBOR portion of the amounts drawn down under this facility into a fixed rate until the end of the non-amortizing period in March 2013.  HSH Nordbank and DnB Nor Markets acted as lead arranger and co-arranger, respectively.

"Given the current conditions in the credit markets, we are very pleased to close our new non-amortizing credit facility,” said Ioannis Lazaridis, Chief Executive and Chief Financial Officer of Capital Product Partners' general partner.  “This enhances our financial flexibility to fund additional accretive acquisitions, such as that of the M/T Amore Mio II, which we completed today.”

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Following the acquisition of the M/T Amore Mio II, Capital Product Partners L.P. owns 15 vessels and has agreements to purchase three additional product tankers from Capital Maritime & Trading Corp.  All 18 vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-G

Contacts:

Capital GP L.L.C.
Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Merete Serck-Hanssen, SVP Finance
+1 (203) 539-6273
m.serckhanssen@capitalmaritime.com

RF Binder Partners Inc.
Robert Ferris
+1 (212) 994-7505
Robert.ferris@rfbinder.com